Exhibit 99.1

MOUNTAIN PROVINCE DIAMONDS INC.

Annual and Special Meeting of Shareholders of Mountain
Province Diamonds Inc. (the “Corporation”)

June 15, 2011

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Obligations
Section 11.3

Matters Voted Upon

General Business
Outcome of Vote

1.	The election of the following nominees as directors of the	Carried
Corporation for the ensuing year or until their successors are elected or appointed:

(a)	Jonathan Comerford
(b)	Patrick Evans
(c)	Elizabeth J. Kirkwood
(d)	Carl Verley
(e)	David Whittle
(f)	D.H.W. (Harry) Dobson
(g)	Peeyush Varshney

2.	The reappointment of KPMG LLP, Chartered Accountants, as	Carried
Auditors of the Corporation to hold office until the next general meeting of the shareholders and to authorize the directors to fix the auditor’s remuneration.

Dated at Toronto, as of the 16th day of June, 2011.
MOUNTAIN PROVINCE DIAMONDS INC.

(signed) “Jennifer Dawson”
Per: JENNIFER DAWSON
Chief Financial Officer and Corporate Secretary